EESTech, Inc
23011 Moulton Parkway, Suite A-10
Laguna Hills, California 92653

Tel : 1 (949) 380-4033
Fax : 1 (949) 380-1781
www.eestechinc.com

June 19, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. William Thompson

Re:	EESTech, Inc. (f/k/a Aqua Dyne, Inc.)
Form 10-QSB for Quarterly Period Ended September 30, 2006
Filed November 14, 2006
Form 8-K Filed August 3, 2006
File No. 000-32863

Dear Mr. Thompson:

This letter responds to the letter dated April 3, 2007 from your office with respect to our Form 10-QSB for the quarterly period ended September 30, 2006 and our Form 8-K filed August 3, 2006. For your convenience, the text of your letter has been included and our response is presented below each comment in boldface type.

In previous correspondence with your office, we have stated our intention not to file a revised Preliminary Proxy Statement until your concerns with respect to EESTech, Inc.’s several Forms 8-K filed under Item 8.01 on August 3, 2006 and August 10, 2006 have been resolved. It is our belief that this letter responds to and resolves your final concerns regarding those filings unless you contact us further about the matters discussed herein.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

1.
We note several instances where your interim financial statement disclosures could be improved to comply with generally accepted accounted principles. Also, we note that you did not disclose the nature or the terms of the long-term liabilities incurred during the period. In future filings, please note the interim and annual disclosure requirements of SFAS 141, SFAS 131 and SFAS 95. Please also note the requirements of paragraph (b)(2) of Item 310 of Regulation S-B, which requires disclosures as needed for a fair presentation of interim financial information.

The Company has reviewed the staff’s comment. In future filings, the Company will be mindful of the requirements of SFAS 141, SFAS 131 and SFAS 95 and consider additional disclosure, if appropriate, to the extent such amounts are deemed material to investors by management. The Company has noted the staff’s comment regarding the requirements of paragraph (b)(2) of Item 310 of Regulation S-B, and will be mindful of the requirement of such disclosures in the Company’s future filings.

Form 8-K Filed August 3, 2006

2.
We reviewed your response to comment four from our comment letter dated October 20, 2006. It appears to us that your investment in Methgen Inc. meets the condition specified in Item 310(c)(2)(i) of Regulation S-B at a level that would require audited financial statements in accordance with paragraph (c)(3)(i) of the Item. Please provide us with your significance tests that shows none of the conditions in paragraph (c)(2) of Item 310 of Regulation S-B exceeds 20% as indicated in your response. Otherwise, in the amendment to Form 8-K that you intend to file to report the transaction under Item 2.01, please file the financial statements and pro forma information required by Item 9.01.

The Company has reviewed the staff’s comment. Since the Company’s receipt of the letter from you dated April 3, 2007, the Company has filed its Form 10-KSB for the yearly period ended December 31, 2006 (the “10-KSB Filing”). During the preparation of the 10-KSB, the Company’s accountants reviewed all of the details related to the Company’s acquisition of Methgen, Inc. (“Methgen”).

At the time of the Company’s acquisition of Methgen, Methgen held the exclusive license to the Hybrid Coal and Gas Turbine intellectual property in the United States (the “license”). The Company’s sole goal in the acquisition of Methgen was to acquire the license, but as a result of a variety of commercial and tax-related concerns, the Company decided to acquire Methgen through a stock swap rather than through the direct purchase of the license.

The license was at the time of the acquisition, and continues to be, the sole asset of Methgen. At the time of the acquisition, and at the time of the filing of the Form 8-K filed August 3, 2006 (the “Form 8-K”), the Company viewed the license as an asset of Methgen, and treated it as such on the Company’s books. The value of the stock involved in the acquisition of Methgen was ascribed to the license, and that value was attributed to the operating value of Methgen on the Company’s books. As a result, the Company filed the Form 8-K to report the acquisition of Methgen.

However, during the Company’s accountants’ review of the Company’s books and records in preparation for the 10-KSB Filing, the Company and the Company’s accountants determined that the treatment of the license as an asset with a positive value was incorrect. As of the date of the closing of the Methgen acquisition, the carrying amounts and payments associated with the license outweighed any revenue generated by the license. This continued to be true through the close of the Company’s 2006 fiscal year. As stated in the 10-KSB Filing, “the Company believes that it may not be able to recover the carrying amounts of the license and has charged income for impairment of the license.” When the Company accounted for the carrying amounts associated with the maintenance of license, Methgen’s total book value was negative. This was true both at the time of the Company’s acquisition of Methgen, and at the close of the Company’s 2006 fiscal year.

As of the most recent fiscal year end prior to the Methgen acquisition, the Company had positive total consolidated assets. Since Methgen’s book value at the time of the Company’s acquisition of Methgen was negative, we do not believe that the transaction involved “a significant amount of assets” as defined by Item 2.01 of Form 8-K. Based on the foregoing, we do not believe that the Form 8-K was required to be filed by the Company, and further, in light of the subsequent 10-KSB Filing, do not believe that the Form 8-K requires further amendment. However, should you determine that the Form 8-K should be amended to clarify the issues discussed above, we would be happy to file such amendment.

In the event that the staff has any further requests or matters seeking clarification, please feel free to contact our Company Secretary, Ian Hutcheson, at your earliest convenience at 61 7 3832 9883 or by fax 61 7 3832 1336.

Yours Sincerely,

Ian L. Hutcheson
Company Secretary